Exhibit 2.1

DESCRIPTION OF OBSEVA SA’S COMMON SHARES

The following description of the common shares of ObsEva SA (the “Company”), is a summary and does not purport to be complete. This summary is qualified in its entirety by reference to the provisions of the Swiss Code of Obligations ("CO") and the complete text of the Company’s Articles of Association (the "Articles"), which are incorporated by reference as Exhibit 1.1 of the Company’s Annual Report on Form 20-F to which this description is also an exhibit. The Company encourages you to read that law and the Company’s Articles carefully.

1.	Shares
1.1	The Company

ObsEva SA is a stock corporation (société anonyme) organized under the laws of Switzerland. The Company's registered office and principal place of business is 12 chemin des Aulx, 1228 Plan-les-Ouates, Canton of Geneva, Switzerland. The Company was founded on November 13, 2012 and has been registered in the commercial register of the Canton of Geneva since November 14, 2012. The Company's registration number is CHE-253.914.856.

1.2	Share capital

As of the date hereof, the Company's share capital amounts to CHF 3,735,051.08 and is divided into 48,555,664 common shares with a par value of 1/13 of CHF 1 each.

All the issued and outstanding shares of the Company are common shares with a par value of 1/13 of CHF 1 each (i.e. approximately CHF 0.076). The Company's common shares are fully paid-in and non-assessable.

1.3	Rights of shareholders

Each common share carries one vote at shareholders' meetings of the Company. The Company's Articles do not limit the number of common shares that may be voted by a single shareholder. Beneficial owners of common shares who hold common shares through a nominee exercise the shareholders' rights through the intermediation of such nominee.

Each common share confers the right to a portion of the profit resulting from the balance sheet and the proceeds of liquidation, in proportion to the payment made to pay-in the share capital.

1.4	Form of the Company's common shares

The Company's common shares have been issued in uncertificated form in accordance with Article 973c of the CO as uncertificated securities (droits-valeurs). In accordance with Article 973c CO, the Company maintains a register of uncertificated securities (registre des droits-valeurs). Shareholders registered in the Company's share register may request a statement of their common shares at any time. Shareholders do not have the right to the printing and delivery of share certificates. The Company may however print and deliver share certificates at any time at its option.

The share register of the Company is maintained by American Stock Transfer & Trust Company, LLC.

1.5	Transfer of common shares

The transfer of ownership of common shares that are certificated securities (i.e. common shares for which a share certificate has been issued) requires the delivery of the properly endorsed share certificate to the purchaser. Common shares not incorporated into a certificate are transferred by assignment (whereby such assignment is valid only if the Company has been notified thereof) or, if the Swiss Federal Act on Intermediated Securities is applicable, in accordance with the provisions of such Act.

The Company has not imposed any restrictions applicable to the transfer of common shares.

1.6	Ordinary capital increase, authorized and conditional share capital

Under Swiss law, the Company may increase its share capital (capital-actions) with a resolution of the general meeting of shareholders (ordinary capital increase) that must be carried out by the Company's Board of Directors (the "Board") within three months in order to become effective. Under the Articles, in the case of subscription and increase against payment of contributions in cash, a resolution passed by an absolute majority of the votes cast at the general meeting of shareholders is required. In the case of subscription and increase against contributions in kind or to fund acquisitions in kind, when shareholders’ statutory preferential subscription rights are withdrawn or where transformation of reserves into share capital is involved, a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented is required.

Furthermore, under the CO the Company's shareholders, by a resolution passed by two-thirds of the shares represented at a general meeting of shareholders and the absolute majority of the par value of the shares represented, may empower the Board to issue shares of a specific aggregate par value up to a maximum of 50% of the share capital in the form of:

•

conditional capital (capital conditionnel) for the purpose of issuing shares in connection with, among other things, (1) option and conversion rights granted in connection with warrants and convertible bonds of the Company or one of its subsidiaries or (2) grants of rights to employees, members of the Board or consultants or the Company's subsidiaries to subscribe for new shares (conversion or option rights); and / or

•	authorized capital (capital autorisé) to be utilized by the Board within a period determined by the shareholders but not exceeding two years from the date of the shareholder approval.

1.7	Preferential subscription rights

Under Swiss law, shareholders may receive certain preferential subscription rights to subscribe on a pro-rata basis for issuances of equity securities or other rights that are convertible into equity securities.

A resolution passed at a general meeting of shareholders by two-thirds of the shares represented and the absolute majority of the par value of the shares represented may authorize the Board to withdraw or limit pre-emptive rights or advance subscription rights in certain circumstances.

If pre-emptive rights are granted, but not exercised, the Board may allocate the pre-emptive rights as it elects.

With respect to the Company’s authorized share capital, the Board is authorized by the Company’s Articles to withdraw or to limit the pre-emptive rights of shareholders, and to allocate them to third parties or to the Company, in the event that the newly issued shares are used for the purpose of:

•	expanding the shareholder base in certain capital markets or in the context of the listing, admission to official trading or registration of the shares at domestic or international stock exchanges;
•	granting an over-allotment option to underwriters in connection with a placement of shares;
•	share placements, provided the issue price is determined by reference to the market price;
•	the participation of the Company’s employees, members of the Board or consultants or of one of the Company’s subsidiaries in one or several equity incentive plans adopted by the Board;
•	the acquisition of companies, assets, participations or new investment projects or for public or private share placements for the financing or refinancing of such transactions;
•	for raising equity capital in a fast and flexible manner as such transaction would be difficult to carry out without the withdrawal of the pre-emptive rights of the existing shareholders;
•	the acquisition of a participation in the Company by a strategic partner; or
•	for all other reasons allowed by law pursuant to Article 652b, paragraph 2, of the CO.
2.	Certain corporate matters
2.1	General meetings of shareholders

Under Swiss law and the Articles, an annual general meeting of shareholders must be held within six months of the end of the Company's financial year.

In general meetings of shareholders, each common share carries one vote and each shareholder has equal rights, including equal voting rights. Such voting rights are only exercisable with respect to those common shares for which a shareholder (or an usufructuary, as applicable) has been recorded in the share register with voting rights up to a specific qualifying day designated by the Board.

2.2	Notice / proxy statements

Annual or extraordinary general meetings of the Company's shareholders are called by notice in the Swiss Official Gazette of Commerce not less than 20 days before the date set for the meeting. A general meeting of shareholders may also be called by means of a notice sent to the shareholders at their address registered in the share register. In such a case, the 20 day notice period referred to above begins on the day following the date on which the notices are mailed.

The notice of a meeting states the items on the agenda and the proposals of the Board and of the shareholders who requested that a general meeting be convened or that items be included in the agenda.

No resolution is passed at a general meeting of shareholders on matters which do not appear on the agenda except for a resolution convening an extraordinary general meeting, the setting up of a special audit or the election of auditors.

No prior notice is required to bring motions related to items already on the agenda or for the discussion of matters on which no resolution is to be taken.

2.3	Agenda requests

One or several shareholders of the Company, holding together at least ten per cent of the share capital, may also request that a general meeting be convened. Shareholders representing common shares of a total par value of one million Swiss francs may require that items be included on the agenda of the meeting. Such requests must be made in writing not less than 60 days ahead of the meeting and must include a brief description of the items to be discussed and the proposals.

2.4	Quorums, majorities

The Company's Articles do not provide presence quorum requirements generally applicable to general meetings of the Company's shareholders.

Unless otherwise required by law or the Articles, the general meeting of shareholders makes resolutions and proceeds to elections by an absolute majority of votes cast. In the event the votes are evenly split, the chairman has a casting vote.

A resolution of the general meeting of shareholders approved by at least two-thirds of the votes allotted to the common shares represented at the meeting, and the absolute majority of the aggregate par value of the common shares represented is necessary to:

–	amend the purpose of the Company;
–	create common shares with privileged voting rights;
–	restrict the transferability of common shares;
–	authorize or conditionally authorize an increase of the share capital;
–	increase the share capital through the conversion of capital surplus, through contribution in kind or for purposes of an acquisition of assets, or the granting of special privileges;
–	withdraw or limit pre-emptive rights;
–	relocate the registered office of the Company;
–	dissolve the Company;
–	abrogate or amend Article 20 para. 1 of the Articles; or
–	remove a serving member of the Board.

In addition, any decision related to a merger, demerger or conversion of the Company is taken in accordance with the Swiss Federal Act on Mergers, De-mergers, Transformations and Transfers of Businesses.

2.5	Notices to shareholders

In accordance with the Articles, notices to shareholders of the Company are sent out in writing to shareholders entered in the share register or, if the Board so decides, are be published in the Swiss Official Gazette of Commerce. General meetings of shareholders are convened as described under Section 2.2.

2.6	Fiscal year

The Company's fiscal year is determined by the Board. Currently, the fiscal year begins on January 1 and ends on December 31.

2.7	Takeover regime

Pursuant to Article 135 of the Swiss Financial Market Infrastructure Act ("FMIA"), any person that acquires shares of a company whose shares are listed on a Swiss stock exchange, whether directly or indirectly or acting in concert with third parties, and, as a result, exceeds the threshold of 33 1/3% of the voting rights (whether exercisable or not) of such company, must submit a public tender offer to acquire 100% of the listed equity securities of such company. The offer must be made for cash or include a cash alternative. The price offered must be equal or higher than the highest price paid by the bidder, or the persons acting in concert with the bidder, during the 12 months that preceded the offer or its public announcement or, if higher, the volume-weighted average price paid on SIX Swiss Exchange during the 60 trading days that preceded the offer or its public announcement. The value of the common shares must be determined by an independent recognized review body if the market for the common shares is deemed illiquid.

The Company's Articles contain no provisions that deviate from statutory mandatory offer regime outlined above (so-called "opting-out or "opting-up" provisions).

The Swiss Takeover Board or the Swiss Financial Market Supervisory Authority FINMA may grant exemptions from the mandatory offer requirement under certain circumstances. Also, there is no obligation to make a public tender offer under the FMIA and its implementing ordinances if the voting rights in question are acquired as a result of a gift, succession or partition of an estate, a transfer based upon matrimonial property law or execution proceedings. However, such acquisitions have to be notified to the Swiss Takeover Board.

3.	Dividends, other distributions

Under Swiss law, any dividend must be proposed by the Company's Board and approved by a general meeting of the shareholders. In addition, the Company's auditors must confirm that the Board's dividend proposal conforms to Swiss statutory law and the Company's Articles of Association. A Swiss corporation may pay dividends only if it has sufficient distributable profits brought forward from the previous business years or if it has distributable reserves, each as evidenced by its audited statutory financial statements prepared pursuant to Swiss law and after allocations to reserves required by Swiss law and the corporation's articles of association have been deducted. Distributable reserves are generally booked either as "retained earnings" (réserves issues du benefice / Gewinnreserven) or as "capital reserves" (réserves issues du capital / Kapitalreserven). Distributions out of issued share capital, which is the aggregate par value of a corporation's issued shares, may be made only by way of a share capital reduction.